Ms. Cecilia Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
Washington, D.C. 20549-7010
September 9, 2008

Re:	Johnson Controls, Inc. Comment letter dated September 5, 2008 Commission File No. 1-05097 Response Letter Dated August 13, 2008
Dear Ms. Blye:
In response to the comment letter dated September 5, 2008 relating to Johnson Controls, Inc.’s (“the Company’s”) response letter dated August 13, 2008, the following is the Company’s response to comment (1).
1. The Commission’s comment was as follows:
Please represent to us that you will include in future filings, as appropriate, the facts and circumstances underlying your alleged violations of U.S. economic sanctions and export controls concerning Iran, Sudan and Syria, and the terms and conditions of the resolution of the matter with OFAC and BIS.
In our letter to the Commission dated August 13, 2008, the Company stated that the charges brought against the Company by BIS and OFAC have been settled. As no further actions will be taken and the settlements were not material to the Company, we do not believe any disclosures in future filings about this matter is necessary. The only matter outstanding is with the Department of Commerce-Office of Antiboycott Compliance. We don’t expect the settlement to be material to the Company; however, to the extent that it is material, the Company will make the appropriate disclosures in future filings as needed.

Ms. Cecilia Blye
September 9, 2008

We have appreciated the opportunity to provide additional clarification on the comments raised in your correspondence and to improve the overall disclosure in our future filings with the Commission. If there are any further comments or questions, please do not hesitate to contact me at (414) 524-3422.
Very truly yours,
JOHNSON CONTROLS, INC.
/s/ R. Bruce McDonald
R. Bruce McDonald
Executive Vice President and
Chief Financial Officer